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                                 SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                META GROUP, INC.

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                                (Name of Issuer)


                     COMMON STOCK, $.01 PAR VALUE PER SHARE
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                         (Title of Class of Securities)


                                    591002100

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                                 (CUSIP Number)


                                  DALE KUTNICK
                              c/o META GROUP, INC.
                                208 Harbor Drive
                        Stamford, Connecticut 06912-0061
                                 (203) 973-6700

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  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                  JUNE 15, 2001

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 pages

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                                  SCHEDULE 13D

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CUSIP NO. 591002100                                        PAGE 2 OF 6 PAGES
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  1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


        Dale Kutnick
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  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[]
                                                                           (b)[]
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  3     SEC USE ONLY

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  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        PF / OO
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  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]
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  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America

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                           7    SOLE VOTING POWER

                                1,790,361
        NUMBER OF         ------------------------------------------------------
         SHARES            8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                0
          EACH            ------------------------------------------------------
       REPORTING           9    SOLE DISPOSITIVE POWER
         PERSON
          WITH                  1,790,361
                          ------------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                0
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   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,790,361

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   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                                  [ ]


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   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        15.8%

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   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN

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                                Page 2 of 6 pages

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                                  SCHEDULE 13D


Item 1.     SECURITY AND ISSUER:

            This statement relates to shares of common stock, $.01 par value per share (the "Common Stock"), of META Group, Inc., a Delaware corporation (the "Corporation").

            The principal executive offices of the Corporation are located at 208 Harbor Drive, Stamford, Connecticut 06912-0061.

Item 2.     IDENTITY AND BACKGROUND:

            (a)   This statement is being filed by Dale Kutnick.

            (b) The business address of Dale Kutnick is c/o META Group, Inc., 208 Harbor Drive, Stamford, Connecticut 06912-0061.

            (c) Dale Kutnick is the Corporation's Chairman of the Board of Directors, Chief Executive Officer and Co-Research Director. He conducts his duties at the principal executive offices of the Corporation at 208 Harbor Drive, Stamford, Connecticut 06912-0061.

            (d) During the last five years, Dale Kutnick has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the last five years, Dale Kutnick has not been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

            (f)   Dale Kutnick is a citizen of the United States of America.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

            The Common Stock Purchase and Sale Agreement (the "Agreement") dated as of June 15, 2001 by and among the Corporation, Dale Kutnick and certain other purchasers named in Exhibit A thereto (collectively, the "Purchasers") contemplates a closing on June 28, 2001 (the "Closing"). The Closing involves a cash purchase by Dale Kutnick of 215,827 shares of Common Stock for a purchase price of $599,999.06.

            Dale Kutnick's funds come from his personal funds (94,827 shares of Common Stock purchased for a purchase price of $263,619.06) and from his individual retirement account (Salomon Smith Barney as custodian and 121,000 shares of Common Stock purchased for a purchase price of $336,380). None of Dale Kutnick's funds come from borrowed funds.

Item 4.     PURPOSE OF TRANSACTION:



                               Page 3 of 6 pages

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            Dale Kutnick acquired the Corporation's securities for investment purposes. Depending on market conditions, his continuing evaluation of the business and prospects of the Corporation and other factors, Dale Kutnick may dispose of or acquire additional securities of the Corporation. Dale Kutnick does not have any present plans or proposals that would result in:

            (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

            (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

            (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

            (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

            (e) Any material change in the present capitalization or dividend policy of the issuer;

            (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

            (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

            (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

            (j)   Any action similar to any of those enumerated above.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER:

            (a) Dale Kutnick beneficially owns 1,790,361 shares of Common Stock (which includes (i) 81,296 shares of Common Stock issuable pursuant to stock options exercisable within 60 days of June 15, 2001 and (ii) 215,827 shares of Common Stock issuable at the Closing). As such, Dale Kutnick beneficially owns approximately 15.8% of the Corporation's share capital, based on 11,041,093 shares of outstanding Common Stock as of May 7, 2001, as disclosed in the Corporation's most recently available filing containing such information, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.

                               Page 4 of 6 pages

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            (b)   Dale Kutnick has sole voting power and sole dispositive power over 1,790,361 shares of Common Stock.

            (c) Pursuant to the Agreement dated as of June 15, 2001 by and among the Corporation, Dale Kutnick and certain other purchasers named in Exhibit A thereto, Dale Kutnick will acquire, at the Closing to occur on June 28, 2001, 215,827 shares of Common Stock for a purchase price of $599,999.06 ($2.78 per share). Dale Kutnick is purchasing such shares of Common Stock directly from the Corporation in a private transaction exempt from registration under the Securities Act of 1933, as amended.

            (d) No other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

            Not applicable.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS:

            Not applicable.



                               Page 5 of 6 pages


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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          June 21, 2001

                                          -------------------------------------
                                          Date


                                          /s/ Dale Kutnick
                                          -------------------------------------
                                          Signature


                                          Dale Kutnick
                                          -------------------------------------
                                          Name/Title



                               Page 6 of 6 pages